                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          NEXTLINK COMMUNICATIONS, INC.
                                (Name of Issuer)


                      Class A Common Stock, $.02 par value
                         (Title of Class of Securities)


                                    65333H707
                                 (CUSIP Number)

      C. James Judson, Esq.                            Bruce R. Lederman
        General Counsel                                 Latham & Watkins
  Eagle River Investments, L.L.C.               633 West Fifth Street, Suite 400
      2300 Carillon Point                        Los Angeles, California 90071
  Kirkland, Washington 98033-7353                         213-485-1234
         425-828-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 10, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 65333H707

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Eagle River Investments, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             a[ ]
                                             b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Washington

                                    7.      SOLE VOTING POWER
                                            None

             SHARES                 8.      SHARED VOTING POWER
           BENEFICIALLY                     18,871,786
             OWNED BY
            REPORTING               9.      SOLE DISPOSITIVE POWER
             PERSON                         None
              WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            18,871,786

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  18,871,786

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  50.8%

14.      TYPE OF REPORTING PERSON*
                  0O

SCHEDULE 13D

CUSIP No. 65333H707

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Eagle River, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            a[ ]
                                            b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Washington

                                    7.      SOLE VOTING POWER
                                            None

              SHARES                8.      SHARED VOTING POWER
           BENEFICIALLY                     18,878,406
             OWNED BY
            REPORTING               9.      SOLE DISPOSITIVE POWER
             PERSON                         None
              WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            18,878,406

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  18,878,406

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  50.8%

14.      TYPE OF REPORTING PERSON*
                  CO

SCHEDULE 13D

CUSIP No. 65333H707

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Craig O. McCaw

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            a[ ]
                                            b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                    7.      SOLE VOTING POWER
                                            266,466

              SHARES                8.      SHARED VOTING POWER
           BENEFICIALLY                     18,878,406
             OWNED BY
             REPORTING              9.      SOLE DISPOSITIVE POWER
              PERSON                        None
               WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            18,878,406

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  19,144,872

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  51.1%

14.      TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 65333H707

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Dennis Weibling

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           a[ ]
                                           b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                    7.      SOLE VOTING POWER
                                            1,500

              SHARES                8.      SHARED VOTING POWER
           BENEFICIALLY                     18,871,786
             OWNED BY
             REPORTING              9.      SOLE DISPOSITIVE POWER
              PERSON                        1,500
               WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            18,871,786

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  18,873,286

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  50.1%

14.      TYPE OF REPORTING PERSON*
                  IN

SCHEDULE 13D

CUSIP No. 65333H707

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Wendy P. McCaw

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            a[ ]
                                            b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                    7.      SOLE VOTING POWER
                                            9,722,649

              SHARES                8.      SHARED VOTING POWER
           BENEFICIALLY                     None
             OWNED BY
            REPORTING               9.      SOLE DISPOSITIVE POWER
             PERSON                         9,722,649
              WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,722,649

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                        [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.7%

14.      TYPE OF REPORTING PERSON*
                  IN

Explanatory Note:
-----------------


                  As a result of executing a NEXTLINK Shares Agreement (the "Agreement") in connection with a portion of the settlement of a pending divorce action between Mr. Craig O. McCaw and Mrs. Wendy P. McCaw effective as of October 10, 1997, Eagle River Investments, L.L.C., a Washington limited liability company that is controlled by Mr. McCaw ("Eagle River"), Eagle River, Inc. ("ER Inc."), a Washington corporation, Mr. McCaw and Mr. Dennis Weibling, each a member of Eagle River, may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group" with Mrs. McCaw. Eagle River, ER Inc., Mr. McCaw, Mr. Weibling and Mrs. McCaw are sometimes referred to herein as the "Reporting Persons."


Item 1.  Security and Issuer.
-------  --------------------

                  This Statement on Schedule 13D relates to shares of Common Stock, $.02 par value per share (the "Class A Common Stock") of NEXTLINK Communications, Inc., a Washington corporation (the "Issuer") that are issuable upon conversion of shares of Class B Common Stock, par value $.02 per share on a one-for-one basis (the "Class B Common Stock"). The address of the principal executive offices of the Issuer is 155 108th Avenue N.E., 8th Floor, Bellevue, Washington 98004.

Item 2.  Identity and Background.
-------  ------------------------

                  (a)-(c) and (f). This Statement is being filed by the Reporting Persons. Eagle River is organized under the laws of the State of Washington, and its principal business address is 2300 Carillon Point, Kirkland, Washington 98033-7353. Eagle River is a limited liability company that is managed by its members. Eagle River is filing this Statement as the beneficial owner of 18,871,786 shares of Class B Common Stock. Eagle River is engaged in the business of holding investments in certain telecommunications ventures, including the Issuer.

                  ER Inc. is organized under the laws of the State of Washington, and its principal business address is 2300 Carillon Point, Kirkland, Washington 98033-7353. Eagle River is filing this Statement as a member of Eagle River. ER Inc. is engaged in the business of the purchase, sale and holding of securities and other investment instruments.

                  Mr. McCaw, a United States citizen, is filing this Statement in his capacity as a member of Eagle River. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033-7353. Mr. McCaw is engaged in the business of holding investments in certain telecommunications ventures, including the Issuer. Mr. McCaw is also a director of the Issuer.


                  Mr. Weibling, a United States citizen, is filing this Statement in his capacity as a member of Eagle River. Mr. Weibling disclaims beneficial ownership in all securities held by Eagle River, except to the extent of his pecuniary interest therein. Mr. Weibling's business address is 2300 Carillon Point, Kirkland, Washington 98033-7353. Mr. Weibling is in the business of serving as President of ER Inc. and a director of the Issuer.

                  Mrs. McCaw, a United States citizen, is filing this Statement as the beneficial owner of 9,722,649 shares of Class B Common Stock. Mrs. McCaw's business address is c/o Lasher Holzappel Sperry & Ebberson, PLLC, 2600 Two Union Square, 601 Union Street, Seattle, Washington 98101-4000, Attention Earl P. Lasher, III, Esq. Mrs. McCaw is a private investor.

                  The names, business addresses, principal occupations and citizenship of the executive officers of Eagle River are set forth in Annex A hereto and are incorporated herein by reference.

                  The names, business addresses, principal occupations and citizenship of the directors and executive officers of ER Inc. are set forth in Annex B hereto and are incorporated herein by reference.

                  (d) and (e). During the last five years, the Reporting Persons and, to the best knowledge of the Reporting Persons, the executive officers of Eagle River and ER Inc. have not (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

                  Eagle River purchased the securities reported in Item 5 prior to the registration of the Class A Common Stock under Section 12(g) of the Exchange Act with approximately $55.0 million of working capital contributed by Mr. McCaw.

                  Mrs. McCaw obtained beneficial ownership of the securities reported in Item 5 in connection with the settlement of a pending divorce proceeding between Mr. McCaw and Mrs. McCaw.

Item 4.  Purpose of Transaction.
-------  -----------------------

                  Eagle River acquired the securities reported in Item 5 in connection with the formation of the Issuer and in connection with additional equity contributions prior to April 1997.

                  In connection with the settlement of a pending divorce action between Mr. McCaw and Mrs. McCaw, Mr. McCaw has agreed, within 60 days, to transfer beneficial and, under certain circumstances, legal ownership to Mrs. McCaw of 9,722,649 shares of Class B Common Stock. The Class B Common Stock is convertible, at any time and on a one-for-one basis, for shares of Class A Common Stock, which is registered pursuant to Section 12(g) of the Exchange Act.

                  In connection with the transfer, effective as of October 10, 1997, Mr. McCaw and Mrs. McCaw entered into the Agreement. The Agreement provides that for so long as Mrs. McCaw owns shares of Class B Common Stock, Mr. McCaw will have the right, at his election, to obtain a proxy from Mrs. McCaw for such of her shares of Class B Common Stock or Class A Common Stock, as the case may be, as are necessary for Mr. McCaw to have 51% of the voting power of the Issuer, but this right shall expire after Mr. McCaw has sold 50% or more of his existing shares of Class B Common Stock. In addition, Mr. McCaw has agreed to vote in favor of Mrs. McCaw's designate to the Board of Directors of the Issuer, should Mrs. McCaw elect to exercise her right to do so, but this obligation shall expire after Mrs. McCaw has sold 50% or more of her existing Class B Common Stock or when their combined voting power is insufficient to elect three directors.

                  The Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the Issuer in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the Issuer and the Reporting Persons, other opportunities available to the Reporting Persons and other considerations.

                  As a result of the beneficial ownership of 54.8% of the Class B Common Stock, Eagle River controls the Issuer. As a result, Mr. McCaw, who is the controlling member of Eagle River, will have the ability to control the direction and future operations of the Issuer.

                  From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of the Issuer in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

                  Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

                  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.


Item 5.  Interest in Securities of Issuer.
-------  ---------------------------------

                  (a) and (b). (i) Eagle River may be deemed to have voting and investment power with respect to 28,594,435 Class B Common Stock, which are convertible into 28,594,435 Class A Common Stock at any time. Such shares of Class B Common Stock represent 83.1% of the Class B Common Stock and 61.0% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Eagle River shares voting and investment power with ER Inc. and Mr. McCaw, and may be deemed to share voting power with Mrs. McCaw. Eagle River disclaims beneficial ownership in 9,722,649 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

                  (ii) ER Inc. may be deemed to have voting and investment power with respect to 28,594,435 shares of Class B Common Stock, which are convertible into 28,594,435 shares of Class A Common Stock at any time and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 83.1% of the Class B Common Stock and 61.0% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. ER Inc. shares voting and investment power with Eagle River and Mr. McCaw with respect to the 28,594,435 shares of Class A Common Stock and may be deemed to share voting power with Mrs. McCaw. ER Inc. disclaims beneficial ownership in 9,722,649 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

                  (iii) Mr. McCaw may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 83.9% of the Class B Common Stock and 61.2% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mr. McCaw shares voting and investment power with Eagle River and ER Inc. with respect to 28,594,435 shares of Class A Common Stock, and may be deemed to share voting power with Mrs. McCaw. Mr. McCaw disclaims beneficial ownership in 9,722,649 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

                  (iv) Mr. Weibling may be deemed to have voting and investment power with respect to 28,594,435 shares of Class B Common Stock, which are convertible into 28,594,435 shares of Class A Common Stock at any time as a result of his membership in Eagle River, and an additional 1,500 shares of Class A Common Stock that are held in trust for Mr. Weibling's minor children. Such shares of Class B Common Stock represent 83.1% of the Class B Common Stock and 61.0% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mr. Weibling may be deemed to share voting and investment power with Eagle River, ER Inc. and Mr. McCaw, and voting power with Mrs. McCaw. Mr. Weibling disclaims beneficial ownership in all securities held by Eagle River, except to the extent of his pecuniary interest therein. Mr. Weibling also disclaims beneficial ownership in 9,722,649 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

                  (v) Mrs. McCaw may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 1,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 83.9% of the Class B Common Stock and 61.2% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mrs. McCaw may be deemed to share voting power and investment power with Eagle River, ER Inc., Mr. McCaw and Mr. Weibling. Mrs. McCaw disclaims beneficial ownership of an aggregate of 19,138,252 shares of Class B Common Stock and 8,120 shares of Class A Common Stock beneficially owned by Mr. McCaw, Eagle River, ER Inc. and Mr. Weibling.

                  All percentages contained in this Schedule 13D have been calculated based upon 34,406,523 shares of Class B Common Stock outstanding and 18,290,429 shares of Class A Common Stock outstanding, each as of October 1, 1997, the closing date of the Issuer's initial public offering.

                  (c) There have been no transactions in shares of Class A Common Stock by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of Eagle River's or ER Inc.'s executive officers and executive officers and directors, respectfully, during the past 60 days, except as follows. On October 1, 1997, Eagle River sold 3,200,000 shares of Common Stock in an underwritten public offering. Such offering was effected on the Nasdaq National Market. Eagle River received an aggregate of $51,000,000 in connection with such public offering with a price per share of $15.9375, net of underwriting discount and commission. (ii) Effective October 10, 1997, Mr. McCaw agreed to use his best efforts to transfer beneficial and, under certain circumstances, legal ownership to Mrs. McCaw by October 31, 1997 of 9,722,649 shares of Class B Common Stock in connection with the settlement of a pending divorce proceeding. (iii) On October 1, 1997, Mr. Weibling purchased 1,500 shares of Class A Common Stock at a purchase price of $17.00 directly from the underwriters in the initial public offering for the Issuer. Such shares are held in trust for Mr. Weibling's minor children. (iv) On October 1, 1997, Mr. Hoglund purchased 3,000 shares of Class A Common Stock at a purchase price of $17.00 directly from the underwriters in the initial public offering for the Issuer. Such shares are held in trust for Mr. Hoglund's minor children. In addition, on October 1, 1997, Mr. Hoglund purchased 5,000 shares of Class A Common Stock at a purchase price of $17.00 directly from the underwriters in the initial public offering for the Issuer.

                  (d) To the knowledge of the Reporting Persons, no person other than each respective record owner referred to herein of shares of Class A Common Stock or Class B Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Class A Common Stock and Class B Common Stock, except that the respective members and shareholders, as relevant, of Eagle River and ER Inc. have the right to participate in the receipt of dividends from or proceeds of the sale of, the shares of Class A Common Stock and Class B Common Stock held for their respective accounts.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect ------- to Securities of the Issuer.
         ---------------------------------------------------------------------

                  Other than the Agreement described in response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, or, to the best knowledge of the Reporting Persons, among any of the Eagle River's executive officers or ER Inc.'s executive officers and directors or between any of Eagle River's executive officers or ER Inc.'s executive officers and directors and any other person, with respect to the Class A Common Stock or Class B Common Stock.

Item 7.  Material to Be Filed as Exhibits.
-------  ---------------------------------

Exhibit 99.1 NEXTLINK Shares Agreement, dated effective as of October 10, 1997, between Craig O. McCaw and Wendy P. McCaw

Exhibit 99.2 Joint Filing Agreement among the Reporting Persons dated as of October 20, 1997

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 1997


                                       EAGLE RIVER INVESTMENTS, L.L.C.



                                       By:  /s/ C. James Judson
                                          ---------------------------
                                            C. James Judson
                                            Vice President

                                       EAGLE RIVER, INC.



                                       By:  /s/ C. James Judson
                                          -----------------------------
                                            C. James Judson
                                            Vice President

                                                /s/ Craig O. McCaw
                                       _________________________________________
                                                    Craig O. McCaw


                                               /s/ Dennis Weibling
                                       _________________________________________
                                                   Dennis Weibling


                                               /s/ Wendy P. McCaw
                                       _________________________________________
                                                   Wendy P. McCaw

                                                                         Annex A

Executive Officers of Eagle River Investments L.L.C.

                                   Principal Occupation
                 Business            at Eagle River
Name              Address          Investments, L.L.C.            Citizenship
----             --------          --------------------           -----------

Craig O.         2300 Carillon
McCaw            Point                   Chairman                  United States

                 Kirkland, Washington
                 98033-7353
Dennis           2300 Carillon           President and
Weibling         Point                   Treasurer                 United States

                 Kirkland, Washington
                 98033-7353
C. James         2300 Carillon
Judson           Point                   Vice President, General   United States
                 Kirkland, Washington    Secretary
                 98033-7353

William A.       2300 Carillon
Hoglun           Point                   Vice President and        United States
                 Kirkland, Washington    Chief Financial
                 98033-7353              Officer

                                                                         Annex B

Executive Officers of Eagle River, Inc.

Name             Business                Principal Occupation
                 Address                 at Eagle River,           Citizenship
                                         Inc.
Craig O.         2300 Carillon
McCaw            Point                   Chairman                  United States

                 Kirkland, Washington
                 98033-7353
Dennis           2300 Carillon           President and
Weibling         Point                   Treasurer                 United States

                 Kirkland, Washington
                 98033-7353
C. James         2300 Carillon
Judson           Point                   Vice President, General   United States
                                         Secretary
                 Kirkland, Washington
                 98033-7353
William A.       2300 Carillon
Hoglun           Point                   Vice President and        United States
                                         Chief Financial
                                         Officer

                 Kirkland, Washington
                 98033-7353